SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PARADYNE NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	75-2658219 (I.R.S. Employer Identification No.)

8545 126th Avenue North

Largo, Florida 33773

(Address and Zip Code of Principal Executive Offices)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: 000-26485

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share

(Title of class)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following discussion is a summary and does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the amended and restated certificate of incorporation, as amended, and the amended and restated bylaws, as amended, of Paradyne Networks, Inc. (“Paradyne”). Paradyne stockholders are urged to read the amended and restated certificate of incorporation and amended and restated bylaws for a more complete description of these provisions and other information that may be important to you.

General

The authorized capital stock of Paradyne consists of 80,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share. There were 44,520,028 shares of Paradyne common stock outstanding as of January 12, 2004, held of record by approximately 299 stockholders (excluding stockholders owning shares in street name), and there were no outstanding shares of preferred stock.

Common Stock

The holders of Paradyne common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The transfer agent and registrar for Paradyne’s common stock is Wells Fargo Shareowner Services.

Preferred Stock

Under Paradyne’s amended and restated certificate of incorporation, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control of Paradyne. Paradyne has no present plans to issue any shares of preferred stock.

ITEM 2. EXHIBITS

1.	Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 10-K, as filed with the Commission on April 1, 2002).

2.	Amended and Restated Bylaws of the Company, as amended (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-4, as filed with the Commission on January 30, 2002 (No. 333-76814)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PARADYNE NETWORKS, INC. (Registrant)

Date: January 20, 2004	By:	/s/ Sean E. Belanger

	Name:	Sean E. Belanger
	Title:	Chairman, President and Chief Executive Officer